SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported: AUGUST 6, 2002

UNITED-GUARDIAN, INC.
(Exact name of Registrant as Specified in Charter)

DELAWARE	0-7855	11-1719724
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 Marcus Boulevard., Hauppauge, New York	11788
(Address of Principal Executive Offices)	(Zip Code)

(631) 273-0900
Registrant's telephone number, including area code

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) The following exhibits are filed as part of this report:

Exhibit Number	Description
99.1	Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.
99.2	Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.

ITEM 9. REGULATION FD DISCLOSURE.

On June 27, 2002 the Securities Exchange Commission issued Order No. 4-460 requiring the Principal Executive Officer and the Principal Financial Officer to each sign a sworn statement regarding facts and circumstances relating to filings under the Securities Exchange Act of 1934. Such statements were signed by Alfred R. Globus, Chairman and Chief Executive Officer of the Registrant, and Kenneth H. Globus, President and Chief Financial Officer of the Registrant, on August 6, 2002, and were filed as part of the Registrant's 10-QSB for the period ended June 30, 2002. Copies of these statements are filed herewith as Exhibits 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED-GUARDIAN, INC.

By: _____
Name: Robert S. Rubinger
Title: Executive Vice President; Secretary

August 6, 2002





Exhibit 99.1

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, Alfred R. Globus, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of United-Guardian, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- 2001 Annual Report on Form 10-KSB of United-Guardian, Inc.;

- Definitive Proxy Statement dated April 15, 2002;

- Form 10-QSB for period ended March 31, 2002;

- Form 10-QSB for period ended June 30, 2002

Alfred R. Globus
Alfred R. Globus
Chairman and Chief Executive Officer

August 6, 2002

Subscribed and sworn to before me
this 6th day of August, 2002.

Kenneth H. Globus
Notary Public

My Commission Expires: 1/20/03

KENNETH H. GLOBUS
Notary Public, State of New York
No. 4885646
Qualified in Suffolk County
Commission Expires January 20, 2003

Exhibit 99.2

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND
CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, Kenneth H. Globus, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of United-Guardian,
Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the
period covered by such report (or in the case of a report on Form 8-K or definitive proxy
materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the
covered report, in light of the circumstances under which they were made, not
misleading as of the end of the period covered by such report (or in the case of a report
on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this
statement, is a "covered report":

- 2001 Annual Report on Form 10-KSB of United-Guardian, Inc.;

- Definitive Proxy Statement dated April 15, 2002;

- Form 10-QSB for period ended March 31, 2002;

- Form 10-QSB for period ended June 30, 2002

Kenneth H. Globus
President and Chief Financial Officer

August 6, 2002

Subscribed and sworn to before me
this 6th day of August, 2002.

Notary Public

My Commission Expires: _____



KENNETH A. MESSINA
Notary Public, State of New York
No. 52-7911694
Qualified in Suffolk County
Commission Expires 8-31-2002